FILED PURSUANT TO RULE 424(b)(3)
                                                S.E.C. FILE NUMBER 333-23063


FOURTH SUPPLEMENT TO PROSPECTUS
February  11, 1999
(TO PROSPECTUS DATED SEPTEMBER 18, 1997)

The Prospectus dated September 18, 1997, as supplemented through the date hereof (the "Prospectus"), relating to the offer and sale, from time to time, by the Selling Securityholders listed therein of up to $550,000,000 aggregate principal amount of 3% Convertible Subordinated Notes Due February 15, 2002 (the "Notes") of Cendant Corporation (the "Company") and up to 17,959,205 shares of common stock, $.01 par value of the Company, issuable upon conversion of the Notes, is hereby supplemented as follows:

We urge you to carefully read the "Risk Factor" section appearing on page S-2 , where we describe specific risks associated with the Notes.

The  following   entities  are  hereby  named  as  Selling   Securityholders  as
contemplated on page 29 of the Prospectus:

                                     PRINCIPAL AMOUNT     NUMBER OF
                                     OF NOTES COVERED     SHARES COVERED
SELLING SECURITYHOLDER               BY THIS PROSPECTUS   BY THIS PROSPECTUS
________________________________     ____________________ ___________________

CIBC Oppenheimer Corp.                 $   5,870,000          191,673
1 World Financial Center
New York, NY  10281

Goldman, Sachs & Co.                   $        13,000a           424a
10 Hanover Square, 12th Floor
New York, NY  10005

Merrill Lynch Pierce Fenner and        $      750,000a         24,489a
  Smith Inc.
101 Hudson Street, 10th Floor
Jersey City, NJ  07302-3997

NationsBank Montgomery Securities LLC  $   7,685,000a         250,938a
9 W 57th Street, 40th Floor
New York, NY  10019


a Principal Amount of Notes and Number of Shares represented in this Supplement by this Selling Securityholder is in addition to those Notes and Shares set forth with respect to this Selling Securityholder in the Prospectus, as supplemented through the date hereof.

                                   RISK FACTOR

You should carefully read the following risk factor before purchasing any Notes.

Discovery  of  Accounting   Irregularities   and  Related   Litigation  and  SEC
Investigation

     On April 15, 1998, we announced that in the course of transferring responsibility for the Company's accounting functions from the former CUC International Inc. ("CUC") personnel to former HFS Incorporated ("HFS") accounting personnel and preparing for the reporting of first quarter 1998 financial results, we discovered accounting irregularities in certain CUC business units. As a result, upon discovering such accounting irregularities in certain former CUC business units, the Audit Committee of our Board of Directors and its counsel, assisted by auditors, immediately began an intensive investigation that resulted, in part, in us restating our previously reported financial results for 1997, 1996 and 1995. Our restated net income (loss) totaled $(217.2) million, $330.0 million and $229.8 million in 1997, 1996 and 1995, respectively ($(0.27), $0.41 and $0.31 per diluted share, respectively). We originally reported corresponding net income of $55.4 million, $423.6 million and $302.8 million in 1997, 1996 and 1995, respectively ($0.06, $0.52 and $0.42 per diluted share, respectively).

     As a result of these accounting irregularities, numerous purported class action lawsuits, two purported derivative lawsuits and an individual lawsuit have been filed against us and, among others, HFS, and certain current and former officers and directors of us and HFS, asserting various claims under the federal securities laws and certain state statutory and common laws, including claims that our previously issued financial statements allegedly were false and misleading and that we allegedly know or should have known that they caused the price of our securities to be artificially inflated. In addition, the staff of the SEC and the United States Attorney for the District of New Jersey are conducting investigations relating to the accounting issues. The SEC Staff has advised the Company that its inquiry should not be construed as an indication by the SEC or its staff that any violations of law have occurred. Please see the Company's Annual Report on Form 10-K/A for the fiscal year ending December 31, 1997 and the Company's Current Report on Form 8-K, dated January 8, 1999 for additional information regarding this litigation.

     We do not believe that it is feasible to predict or determine the final outcome of these proceedings or to estimate the amounts or potential range of loss with respect to the resolution of these proceedings. In addition, the timing of the final resolution of the proceedings is uncertain. The possible outcome or resolution of the proceedings could include a judgment against us or a settlement and could require substantial payments by us. Our management believes that an adverse outcome with respect to such proceedings could have a material impact on our financial condition, results of operations and cash flows.